RINO INTERNATIONAL CORPORATION
11 Youquan Road, Zhanqian Street, Jinzhou District, Dalian,
People’s Republic of China 116100
Tel: (011)-86-411-87661222

August 19, 2008

Attn: Brigitte Lippmann
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-701

Re:	RINO International Corporation (f/k/a Jade Mountain Corporation)
Amendment No. 5 to Registration Statement on Form S-1
Filed July 29, 2008
File No. 333-147513

Dear Ms. Lippmann,

Reference is made to your comment letter dated August 11, 2008 (the “Comment Letter”) to RINO International Corporation (f/k/a Jade Mountain Corporation, the “Registrant” or the “Company”), relating to the subject registration statement (the “Registration Statement”). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

General

1.
In the event you seek effectiveness prior to being required to update your financial statements, please provide a recent developments section that discloses and discusses summarized financial information for the recently completed quarter.

Response: We did not seek effectiveness prior to being required to update our financial statements and have updated our financial statements to include financial statements for the recently completed quarter. Please refer to the attached Amendment No. 6 to Form S-1.

2.	Given the restatement of your financial statements, please file Form 8-K to comply with Item 4.02.

Response: We filed a Current Report on Form 8-K to report the restatements of our financials on August 19, 2008.

3.
We note your added disclosure regarding the redeemable nature of your common stock and the related financial restatements. Please revise your disclosure throughout the filing, including on the prospectus cover page, to indicate that the shares of common stock are redeemable. Briefly disclose the redemption terms on the prospectus cover page and the Offering section. Also describe in greater detail in the Summary section the specific terms of the Securities Purchase Agreement relating to the redemption provisions and the circumstances under which such redemption could occur. Describe in the Summary and MD&A sections the company's ability and the funds available to finance any such redemption.

Response: Please refer to the attached Amendment No. 6 to Form S-1 for revisions made in response to your comments.

4.
We note that you restated your financial statements in your Form 10-K/A filed on June 11, 2008 and that the restatement was due to "material errors in the presentation of current assets, concentration of risks related to the registrant's largest customers and cash flows related to the payment of deposits for the acquisition of property and equipment in the registrant's financial statements." Please describe in the Risk Factors and MD&A sections this restatement in greater detail, including the ability of investors to rely on your financial statements.

Response:

We do not believe that a risk factor regarding our restatement of prior financial statements is warranted or necessary. As a result of the circumstances leading to the restatements, and in connection therewith, the Company terminated its previous auditors, hired a new auditor in the United States which has a specialty in auditing companies which have operations in the PRC and hired a U.S. GAAP technical consultant in order to review prior financial statements, assist us in responding to SEC comments and to improve our accounting. We believe that a risk factor necessarily implies either that our prior financial statements are unreliable, our future financial statements will be unreliable, or both.

In view of the remedial measures taken by the Company, the management of the Company believes that our prior financial statements are accurate, as restated. The management does not have any reason to believe that its future financial statements will likely be inaccurate or unreliable.

We do however believe that investors have a right to know of the fact that the Company restated its financial statements. We have therefore included disclosures concerning the restatements in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Development - Restatement of The Company's Financial Statements” of the Form S-1. Please refer to the attached Amendment No. 6 to Form S-1 for the revisions in response to your comment.

Risk Factors

5.
Please disclose in a separate risk factor the potential actions that the PRC could take to adversely affect the Restructuring or Share Exchange Agreements and what affect that may have on the company and the value of your common stock.

Response: Please refer to the attached Amendment No. 6 to Form S-1 for the separate risk factor titled “Ambiguities in the merger and acquisition regulations implemented on September 8, 2006 relating to acquisitions of assets and equity interests of Chinese companies by foreign persons may present risks in our compliance status under the regulations” that we added in response to your comment.

6.	Please include a risk factor regarding your financial restatements and quantify the effect of the restatements on stockholders' equity and other material line items in your financial reports.

Response: We do not believe that a risk factor regarding our restatement of prior financial statements is warranted or necessary. As a result of the circumstances leading to the restatements, and in connection therewith, the Company terminated its previous auditors, hired a new auditor in the United States which has a specialty in auditing companies which have operations in the PRC and hired a U.S. GAAP technical consultant in order to review prior financial statements, assist us in responding to SEC comments and to improve our accounting. We believe that a risk factor necessarily implies either that our prior financial statements are unreliable, our future financial statements will be unreliable, or both.

In view of the remedial measures taken by the Company, the management of the Company believes that its prior financial statements are accurate, as restated. The management does not have any reason to believe that its future financial statements will likely be inaccurate or unreliable.

The Company does however believe that investors have a right to know of the fact that the Company restated its financial statements. The Company has therefore included disclosures concerning the restatements in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Development - Restatement of The Company's Financial Statements” of the Form S-1. Please refer to the attached Amendment No. 6 to Form S-1 for the revisions.

MD&A

7.
We note your response and revisions related to prior comment 6. Please explain to us all the contract remedies available to your customers if they don't accept the equipment you install. Also, please correct the disclosures related to accounts receivable days outstanding and retainages for the fiscal years ended December 31, 2007 and 2006.

Response: Please refer to the attached Amendment No. 6 to Form S-1 for revisions made in response to your comments.

Selected Financial Data, page 96

8.	Please revise your consolidated balance sheet data to separately state your redeemable common stock. See Item 301 of Regulation S-K for guidance.

Response: Please refer to the attached Amendment No. 6 to Form S-1 for revisions made in response to your comments.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant acknowledges further that the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We believe that our answers provided in this response letter and the revisions made in the Amendment No. 6 to the Registration Statement on Form S-1 adequately responded to your comments in the Comment Letter. Should you have additional questions or comments, please do not hesitate to contact us at our address provided above. Your prompt attention is highly appreciated.

Very truly yours, RINO INTERNATIONAL CORPORATION

By:	/s/ Zou Dejun
Name: Zou Dejun
Title: Chief Executive Officer